March 26, 1997



Securities and Exchange Commission
Washington DC  20549

Gentlemen:

Pursuant to the requirement of the Securities Exchange Act of 1934 we are transmitting herewith the attached
Schedule 13D.


Sincerely,



Calvin S. Koonce

EXOTECH INCORPORATED	IRS # 54-0700888

COMMON STOCK ($0.10 PAR VALUE)

CUSIP  30211010




Date of event:  March 19, 1997

ITEM #1
	NAME OF REPORTING PERSON:

		Calvin S. Koonce
		###-##-####


ITEM #2
	SOURCE OF FUNDS:
		PF


ITEM #3
	SOLE VOTING POWER
		0


ITEM #11
	AGGREGATE AMOUNT BENEFICIALY OWNED BY EACH REPORTING PERSON
		0



ITEM #13
	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0


ITEM #14
	TYPE OF REPORTING PERSON
		IN


(ALL OTHER ITEMS ARE 0 OR NOT APPLICABLE)



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Calvin S. Koonce



March 26, 1997